June 22, 2009	WilmerHale Venture Group

Susan L. Mazur

By EDGAR Submission	+1 781 966 2005 (t)
+1 781 966 2100 (f)
U.S. Securities and Exchange Commission	susan.mazur@wilmerhale.com
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Joseph McCann
Mail Stop 6010 (202) 551-6262

Re:	A123 Systems, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 25, 2008
File No. 333-152871

Ladies and Gentlemen:

On behalf of A123 Systems, Inc. (“A123” or the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”).  The Company is filing this Amendment No. 4 in response to comments contained in a letter, dated December 4, 2008 (the “Letter”), from Peggy Fisher of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to David Vieau, Chief Executive Officer of A123.  The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 4.

Risks That We Face, page 4

1.                                       Please briefly describe the risks relating to adverse business or financial conditions affecting the automotive industry, as described on page 11.

Response:                                      The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 12-13 of the prospectus.

Customers and Development Partners, page 80

2.                                       We note your response to prior comment 4 and the amount and percentage of revenues attributable to the unnamed customer for the nine months ended September 30, 2008.  We

Wilmer Cutler Pickering Hale and Dorr LLP, 1100 Winter Street, Waltham, Massachusetts 02451

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continue to believe that the customer should be named and the terms of the agreement disclosed based on the revenue generated.

Response:                                      The Company respectfully submits that neither the identity of the unnamed customer that represented 14% of the Company’s revenue for the nine-month period ended September 30, 2008 (the “Customer”), nor the terms of the agreement with this Customer (the “Agreement”), are required to be disclosed in the prospectus.

The Company informs the Staff that the Customer is Mercedes-Benz HighPerformanceEngines and that the Agreement relates to the production of batteries for Formula 1 racing.  This Customer represented 12% of the Company’s revenue for the year ended December 31, 2008. While this Customer represented 20% of the Company’s revenue for the three-month period ended March 31, 2009, this amount is high due to the timing of the racing season.  The Company expects that revenue under this Agreement will represent less than 10% of the Company’s revenue for 2009.

Item 101(c)(vii) of Regulation S-K requires that where a company has a customer that accounted for 10% or more of its revenues and the loss of the customer would have a material adverse effect on the company, the company must name the customer in the company’s filings. As noted in the Company’s prior response, the Company’s business is not substantially dependent on the Agreement.  If the Agreement were terminated, the Company believes its results of operations would not be materially affected and that it would replace any lost revenue attributable to the Customer with sales to existing customers or by adding one or more new customers.  The Company also believes it would offset any loss of revenue from the Customer by reducing expenses associated with the arrangement, redeploying personnel and eliminating other variable costs related to the Customer.  In fact, since the Company produces the batteries for this Customer at its research and development facility in Watertown, Massachusetts, the loss of this Customer would not result in any incremental costs, excess capacity, or asset impairment charges.

In contrast, the Company has named BAE Systems plc (“BAE”) as a significant customer in Amendment No. 4 and notes on page 47 of the Prospectus that the loss of BAE as a customer could have a material adverse effect on its revenue.

Item 601(b)(10)(ii)(B) of Regulation S-K provides a distinct test for when a company will be required to file a customer contract as an exhibit to a registration statement or report. Under Item 601(b)(10), a company is not required to file customer contracts if the contract is such as ordinarily accompanies the kind of business conducted by the company, as such contracts are deemed to have been made in the ordinary course of business.  However, as an exception to this general rule, Item 601(b)(10)(ii)(B) requires the filing of any customer contract upon which the company’s business is “substantially dependent.”

The Company has concluded that the Agreement is not required to be filed under Item 601(b)(10) of Regulation S-K because the agreement is an ordinary course agreement upon which the Company’s business is not substantially dependent.  The Agreement is a development and supply agreement that provides that the Company and the Customer will develop battery cells and systems for use in a racing vehicle.  As is the case with many of the Company’s other customer agreements, this Agreement does not obligate the customer to order or purchase any fixed or minimum quantities of the Company’s products.  Rather, the Agreement provides the general terms and conditions applicable to individual statement of work orders for research and development projects and purchase orders for the purchases of its products, pursuant to which the Customer submits purchase orders for the Company’s products. The transactions with the Customer are based on the individual statement of work and purchase orders received from such Customer, and not the master agreement.  Further, as noted in the Company’s prior response letter, the application relates to an industry that is not a target focus of the Company’s sales efforts.

Merely because a customer contract accounts for more than 10% of a company’s revenue does not force the conclusion that the company is “substantially dependent” on that contract. In short, while Item 101(c)(vii) employs a quantitative test, Item 601(b)(10)(ii)(B) utilizes a “facts and circumstances” analysis in determining whether there is “substantial dependence” on any particular customer contract.

The Company believes this interpretation is consistent with the purpose of Item 601(b)(10)(ii), which is to determine whether otherwise “ordinary course” contracts are so material as to require filing of such contracts for review by investors. A company might have numerous “ordinary course” contracts accounting for various proportions of revenue, the loss of any one of which could have a short-term impact on results of operations.  In fact, the Company has entered into several additional customer agreements within the automotive industry since the filing of Amendment No. 3 and does not consider any one of them material.  Only if the loss of a particular contract would fundamentally affect a company’s business is such contract no longer deemed “ordinary course.” Accordingly, in such circumstances, the contract must be filed as an exhibit to the company’s registration statement or report, so that investors and analysts can review the terms of the contract . The Company does not believe this to be the case with the Agreement.

The Company also informs the Staff that under the above analysis, the Company has concluded that its agreement with Think is no longer material and has accordingly has removed its agreement with Think from the exhibit index.

However, the Company has also concluded that its agreement with BAE Systems plc has become material.  Therefore, the Company has filed its agreement with BAE as Exhibit 10.16 to Amendment No. 4.

As indicated during a telephone conversation between Ms. Mazur of this office and Mr. McCann, the Company is providing the following information supplementally.  The Company advises the Staff that, subsequent to the filing of Amendment No. 3 to the Registration Statement, it sold securities (the “Series F Shares”) in private placements described in Item 15 of the Registration Statement.  The Company does not believe the private placements should be integrated with the public offering contemplated by the Registration Statement.  In making its determination, the Company has relied on the Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007), which sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings.

In addition, on April 30, 3009, Lee Schindler of this office spoke with Jeanne Bennett at the Staff regarding the appropriate presentation of the issuance of the Series F Shares in Amendment No. 4.  Ms. Bennett advised that it would be appropriate to exclude the Series F Shares from the pro forma presentation of the Company’s financial statements but to include a footnote explaining the exclusion.

Finally, the Company notes for the Staff that it is including revised artwork with Amendment No. 4.  Please see pages 79 and 80 of the prospectus.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur
Susan L. Mazur

cc (via facsimile):                           Eric Pyenson, Esq., Vice President & General Counsel,

A123 Systems, Inc., fax: (617) 924-8910